December 28, 2016

Ms. Pamela Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Mail Stop 4631

Division of Corporate Finance

Washington, D.C. 20549

Re:        Reliant Holdings, Inc.

Registration Statement on Form S-1

Filed October 27, 2016

File No. 333-214274

Dear Ms. Long:

On behalf of Reliant Holdings, Inc., a Nevada corporation (the “Company”), we would like to thank you for your prompt review of the Company’s Registration Statement on Form S-1 (File No. 333-214274) (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on October 27, 2016, in connection with the registration for resale of 3,585,000 shares of the Company’s common stock (“Common Stock”) by the selling stockholders named in the Registration Statement (collectively, the “Selling Stockholders”). We are responding to comments on the Registration Statement provided by the staff (the “Staff”) of the Commission by letter dated November 22, 2016.

In connection with these responses the Company is filing an Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold type.

General

1.	Please advise us of all registration statements of companies for which your sole Director and President may have acted as a promoter or in which he had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole Director and President and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Ms. Pamela Long

December 28, 2016

RESPONSE:

Mr. Chavez was the President, Chief Executive Officer, Chief Financial Officer, Secretary, director and 54.2% owner of Allmarine Consultants Corp. (File No. 333-130492)(“Allmarine”) from May 19, 2005 until August 29, 2007, the date that Allmarine completed the acquisition of BAXL Technologies, Inc. (“BAXL”) in a merger (the “Merger”) pursuant to an Agreement and Plan of Merger dated as of May 25, 2007 (the “Merger Agreement”), by and among Allmarine, BAXL, and Allmarine Acquisition Corporation (“AAC”), Allmarine’s wholly-owned subsidiary.

Allmarine planned to specialize in the administration of ship and corporate registries and provide maritime services to ship owners and operators including registration and deletion of merchant vessels, bareboat/dual registry, registration of mortgages, classification and technical surveys such as load line and Safety of Life at Sea (“SOLAS”). Allmarine also planned to conduct pre-purchase, condition and cargo gear surveys, International Safety Management (“ISM”) consulting and certificates, International Ship and Port Facility Security (“ISPS”) implementation and certificates and to offer Continuous Discharge Certificates (“CDC”) for seafarers, vessel history and investigation, marine insurance, corporate formation, and general consultancy to ship owners and managers. Allmarine had not however generated any revenues and had only minimal assets as of the date of the Merger.

Pursuant to BAXL’s filings with the Commission, BAXL manufactured and marketed products incorporating proprietary technology that enabled the delivery of wired and wireless broadband applications including Internet access, Video on Demand, VoIP and Video Surveillance over existing telephone wiring.

Pursuant solely to a recent review of BAXL’s filings, it appears that BAXL ceased operations on July 14, 2008 and filed for Chapter 11 Bankruptcy protection and that BAXL has not filed any reports with the Commission since December 2008.

Mr. Chavez had no control over BAXL or its filings subsequent to the Merger.

Other than as described above, there are no other registration statements for companies which Mr. Chavez has acted as a promoter or in which he had a controlling interest.

Amendment No. 1 has been updated by the Company to include information regarding Mr. Chavez’s involvement with Allmarine even though such transactions occurred over five years ago.

Ms. Pamela Long

December 28, 2016

2.	We note that your counsel, David M. Loev, has been involved in the initial filings of several development stage and shell companies. Please provide us with an analysis regarding why Mr. Loev should not be considered a promoter as that term is defined under Rule 405 of Regulation C under the Securities Act.

RESPONSE:

Mr. Loev has served as securities counsel to numerous companies over the past fifteen years, including several development stage companies and companies which are considered ‘shell companies’ within the meaning of Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, as well as a significant number of companies which are not in the development stage.

Mr. Loev is not a promoter of the Company however, as pursuant to Rule 405 of the Securities Act, a promoter is defined under Rule 405 of the Securities Act as:

“(i)      Any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer; or

(ii)       Any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities.”

Neither Mr. Loev, nor The Loev Law Firm, PC was involved with the founding or organizing of the business or enterprise of the Company (The Loev Law Firm, PC was only engaged on May 25, 2016, solely to provide legal representation to the Company in connection with the preparation and filing of the Registration Statement and did not previously consult with or discuss the Company with Mr. Chavez or any other persons prior to that date) and has not directly or indirectly received in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the Company or 10 percent or more of the proceeds from the sale of any class of such securities. Furthermore, neither Mr. Loev, nor The Loev Law Firm, PC, has received, or will receive, any securities in the Company or any direct proceeds from the sale of Company stock as compensation for services rendered.

Mr. Loev and The Loev Law Firm, PC, only serve as securities counsel to the Company and has no relationship with the Company outside of such representation.

Accordingly, neither Mr. Loev nor The Loev Law Firm, PC, meets the definition of “promoter” under Rule 405 of the Securities Act.

Cover Page

3.	Please remove Pink Sheets market from the list of market places.

RESPONSE:

The reference to the Pink Sheets market has been removed from the list of market places in Amendment No. 1.

Prospectus Summary, page 1

Description of Business Operations, page 1

Ms. Pamela Long

December 28, 2016

4.	We note your reference to awards won by Reliant Pools. Please revise your disclosure here and in your Business section to provide specifics regarding such awards.

RESPONSE:

The Company has clarified in Amendment No. 1 that it won four Association of Pool & Spa Professionals (ARSP) Region 3 Design Awards for its designs in 2016.

Plan of Operations, page 2

5.	We note your disclosure that you do not anticipate the need for any additional funding in order to continue your operations at their current levels. Please reconcile this disclosure with your disclosure elsewhere in your registration statement that following this offering, as a public company, you will incur expenses of approximately $75,000 to comply with public company reporting requirements. We note that similar disclosure appears in the Summary of the Offering section and Business section of your registration statement.

RESPONSE:

The Company has revised the disclosures in Amendment No. 1 to clarify that it does not currently anticipate the need for any additional funding in the next 12 months to support its operations at current levels and pay the costs associated with being a public company, but will require approximately $200,000 of funding in the next 12 months for expansion and acquisitions.

Risk Factors, page 9

6.	Please revise this section in its entirety to remove redundant risk factors. By way of example, we note that (i) risks associated with compliance with Sarbanes-Oxley are located on both page 18 and page 19 and (ii) risks associated with the lack of a public market for your securities are included on page 20 and page 23.

RESPONSE:

Amendment No. 1 has been revised to remove redundant risk factors.

We require additional financing, and we may not be able to raise funds . . ., page 9

Ms. Pamela Long

December 28, 2016

7.	We note your disclosure that you need approximately $200,000 in additional funding to support your operations over the next 12 months. Please reconcile this disclosure with your disclosure elsewhere in your registration that you do not anticipate the need for any additional funding to continue your operations at their current levels.

RESPONSE:

Please see the response to Comment 5 above.

Directors, Executive Officers and Corporate Governance, page 26

8.	Please revise your biographical information for Elijah May to include a discussion of his principal occupations and employment during the past five years. See Item 11(k) of Form S-1 and Item 401(e)(1) of Regulation S-K.

RESPONSE:

The Company has revised and expanded its disclosure of the biographical information for Elijah May as required by Item 11(k) of Form S-1 and Item 401(e)(1) of Regulation S-K.

Executive and Director Compensation, page 29

9.	Please revise the disclosure in your summary compensation table under Footnote (2) to provide more detail regarding the tax reimbursement.

RESPONSE:

The Company has updated Amendment No. 1 to disclose that the tax reimbursement payments were made to reimburse the CEO and Controller for personal income taxes that arose from when Reliant Pool’s entity type was that of a general partnership and each partner (including the CEO and Controller) were taxed on their share of Reliant Pool’s profits. In May 2014, Reliant Pools converted from a general partnership to a Nevada corporation. The tax reimbursement relates to the CEO’s and Controller’s share of federal income tax on their pro rata share of Reliant Pool’s net income for federal income taxes prior to the date of conversion from a general partnership to a corporation.

Description of Business, page 32

Organizational History, page 32

10.	Please revise your disclosure to describe the development of Reliant Pools, Inc. See Item 11(a) of Form S-1 and Item 101(h) of Regulation S-K.

RESPONSE:

The Company has updated Amendment No. 1 to include a description of the development of Reliant Pools, Inc.

Competitive Strengths, page 33

Ms. Pamela Long

December 28, 2016

11.	We note your reference to a “pool development team.” We further note your references on page 34 to “schedulers” and “field supervisors.” Please reconcile with your disclosure on page 38 that you have four employees.

RESPONSE:

The Company has clarified the description of pool development team to just refer to its employees and subcontractors. Additionally, the Company has clarified that the “scheduler” and “field supervisor” is the same person.

Swimming Pool Sales and Industry, page 33

12.	We note your disclosure on page 33 that you focus on the installation of concrete pools. We also note your disclosure on page 34 regarding vinyl-lined pools and fiberglass pools. Please tell us if you also design and install vinyl-lined and fiberglass pools.

RESPONSE:

The Company has clarified that it does not design, build or install vinyl-lined or fiberglass pools.

Dependence on a Limited Number of Customers, page 35

13.	Please tell us whether your large customers are the home builders you refer to on page 33.

RESPONSE:

The Company has clarified in Amendment No. 1 that the large customers are not home builders and that other than through occasional referrals from such entities, the Company does not have any agreements or relationships in place with home builders.

Government Regulations, page 38

14.	Please expand your disclosure to discuss in more detail the regulations affecting and the effect of such regulations on your business. In particular, discuss the environmental laws your business is subject to as well as the broader financial impact that various regulations have on your business. See Item 11(a) of Form S-1 and Items 101(h)(4)(ix) and (xi) of Regulation S-K.

RESPONSE:

The Company has updated Amendment No. 1 to expand the disclosure of the regulations affecting, and the effect of such regulations, on its business, including environmental laws.

Management’s Discussion and Analysis of Financial Condition . . ., page 4 0

Ms. Pamela Long

December 28, 2016

15.	Please revise your disclosure throughout this section to discuss the specific reasons for the changes in your operating results so that potential investors gain better insight into your results, particularly for trend purposes and discerning future prospects. By way of example, you state that several results increased because of your referral business; you state that interest expense was due to an equipment purchase; and you state that operating expenses increased due to the addition of personnel to help with increased operations. See Item 11(h) of Form S-1 and Item 303 of Regulation S-K.

RESPONSE:

The Company has revised, updated and clarified the specific reasons for the changes in operating results in Amendment No. 1.

Results of Operations, page 41

16.	Gross margin increased from 19% of revenue for the fiscal year ended December 31, 2014, to 27% for the same period in 2015. Please amend your filing to provide a more robust analysis of the contributing factors (i.e. lower cost of supplies, decreased salaries, increased selling price, etc.) driving the increase in gross margin. Refer to Item 303 of Regulation S-K for guidance.

RESPONSE:

The Company has updated Amendment No. 1 to clarify that the increase in gross margin as a percentage of revenue was mainly due to the fact that the Company offered customer favorable pricing in the prior period in order to generate business and as customers have increased the Company has been able to raise prices.

Liquidity and Capital Resources, page 42

17.	Please amend your filing to explain the nature of your $10,000 federal income tax receivable as of June 30, 2016. Refer to Item 303 of Regulation S-K for guidance.

RESPONSE:

The Company has updated Amendment No. 1 to disclose that the Federal income tax receivable relates to a $10,000 payment made by the Company to the United States Treasury in March 2016, in anticipation of Federal income tax the Company estimated would be owed at the end of the calendar year. Since the calendar year has not ended and the Federal income tax has not been calculated, the Company recorded the payment as an asset at June 30, 2016 and September 30, 2016.

Ms. Pamela Long

December 28, 2016

Exhibits

18.	We note that you have provided a form of legality opinion. Please file an executed opinion before you request acceleration of the effectiveness of your registration statement. See Section III.D.3 of Staff Legal Bulletin No. 19 (October 14, 2011).

RESPONSE:

Amendment No. 1 includes an executed copy of the opinion.

19.	Because the opinion that the common stock has been “validly issued” is understood to mean that the registrant is validly existing under the laws of the jurisdiction in which it is incorporated, and the securities are duly authorized, please remove the assumption in subparagraph (4) on page 2 of the legal opinion that the Company will at all times remain duly organized, validly existing, and in good standing under the laws of the State of Nevada. See Section II.B.1.a of Staff Legal Bulletin No. 19 (October 14, 2011).

RESPONSE:

The legal opinion included as Exhibit 5.1 to Amendment No. 1 has been updated to remove the assumption referenced above.

Yours very truly,

/s/ John S. Gillies

Senior Associate